SEC File Number
001-36587
CUSIP Number
148806102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Catalent, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

14 Schoolhouse Road

Address of Principal Executive Office (Street and Number)

Somerset, New Jersey 08873

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Catalent, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Form 10-Q”) by the prescribed filing due date of May 10, 2023, for the reasons described below.

As the Company disclosed in its press release dated May 8, 2023, in the course of finalizing its financial statements for the third fiscal quarter ended March 31, 2023, the Company identified certain accounting adjustments related to its operations in Bloomington, Indiana. These adjustments stem from revenue recognized under certain contractual arrangements that the Company has since determined were incorrectly recognized as of the fourth fiscal quarter ended June 30, 2022 and the first fiscal quarter ended September 30, 2022. The Company is still evaluating the accounting associated with these errors and their effect on previously issued financial statements included in its Annual Report on Form 10-K for the year ended June 30, 2022 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022. The Company is also assessing the related effects of the errors on the Company’s evaluation of internal control over financial reporting and its disclosure controls and procedures. In addition, the Company is finalizing its evaluation of a goodwill impairment in its consumer health business.

As a result of the foregoing, the Company requires additional time to complete its preparation and review of its financial statements and other disclosures in the Form 10-Q, and to complete its quarterly closing processes and procedures. The Company, a large accelerated filer, is working diligently to complete the necessary work to file the Form 10-Q with the Securities and Exchange Commission as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Ricky Hopson	732	537-6418
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report significant decreases in its net revenue, operating earnings and net earnings for the three and nine months ended March 31, 2023, compared to the three and nine months ended March 31, 2022. As the Company disclosed in its press release dated April 14, 2023, it experienced productivity issues and higher-than-expected costs at three of its facilities during the third fiscal quarter ended March 31, 2023. The Company is unable to provide reasonable estimates of net revenue, operating earnings or net earnings at this time as the Company continues to focus on finalizing its financial statements and other disclosures in the Form 10-Q and to complete its quarterly closing processes and procedures.

Forward-Looking Statements.

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the Form 10-Q, management’s ongoing review of its third fiscal quarter financial statements and the Company’s expected fiscal third quarter results. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s third quarter financial statements, completion of the Company’s quarterly closing processes and procedures, as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended June 30, 2022, filed with the U.S. Securities and Exchange Commission, or the SEC, and the Company’s other filings with the SEC. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Catalent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2023	By	/s/ Ricky Hopson
Ricky Hopson
Interim Chief Financial Officer